April 12, 2010

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc. (the “Company” or “The Hartford”) Form 10-K for the Fiscal Year Ended December 31, 2009

Dear Mr. Rosenberg:

This letter is in response to your March 29, 2010 letter requesting information from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) with respect to understanding The Hartford’s accounting for certain repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets. Our responses below reflect a careful consideration of the comments of the Staff and discussions with you on April 7, 2010.

For those items where the Staff has asked the Company to provide supplemental information, the Company has included such information below in its detailed responses. For your convenience, your comment is shown below in bold, italicized text, followed by our response.

Staff Comment:

With regard to your repurchase agreements, please tell us whether you account for any of those agreements as sales for accounting purposes in your financial statements. If you do, we ask that you:

•	Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

•	Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

•	Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

•	Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

•	Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

•	Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

•	Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

•	Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

Company Response:

The Company has not accounted for any repurchase agreements as sales at any time in the past three years.

Staff Comment:

For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

Company Response:

The Company has not engaged in any repurchase agreements at any time in the past three years within its general account. The Company’s general account includes the assets of The Hartford, where the Company bears the investment and liquidity risk as well as policyholder and general obligation liabilities. General account assets and liabilities impact the regulatory capital requirements of The Hartford’s insurance subsidiaries. General account assets and liabilities exclude the assets and liabilities of the Company’s separate accounts.

Included in the Company’s balance sheet are separate accounts, which are established under applicable state insurance regulations to hold assets for the benefit of certain life insurance company policyholders. The separate account assets are legally segregated from the general account assets of the Company. The Company’s separate account assets are reported in the Company’s consolidated financial statements at fair value and separate account liabilities are reported at amounts consistent with separate account assets. Investment income, changes in separate account asset values and gains and losses from separate account assets accrue directly to the policyholders, who assume the related investment risks. Income and gains and losses from separate account assets and the related liability changes are reported in the “Benefits, losses and loss adjustment expenses” line in the Company’s consolidated statements of operations. Because the separate accounts’ investment risk is borne by the policyholders, there is no net impact on The Hartford’s results of operations and no impact on The Hartford’s liquidity position as a result of separate account investment performance or specific transactions. Separate accounts have an immaterial impact on The Hartford’s insurance subsidiaries’ regulatory capital.

Over the past three years, certain of the Company-sponsored separate accounts entered into security repurchase transactions which were accounted for as collateralized financings. Specifically, certain separate accounts sold securities and agreed to repurchase substantially the same securities at a stated price at a future date, typically in 90 days. At the settlement date, the separate account either: a) took delivery of the securities, b) net settled the transaction, or c) “rolled” the securities for an additional period of time. When these securities “roll”, the transactions take the form of a dollar roll and are reported as collateralized financings. These transactions were entered into for purposes of enhancing the investment performance or yield of the separate account. The Hartford’s separate accounts averaged approximately $4 billion of dollar roll repurchase transactions and “to be announced” forward purchase transactions over each quarter of the inquiry period of 2007 through 2009, or between 2% and 4% of the Company’s total separate account assets during that same period.

Staff Comment:

In addition, please tell us:

•	Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

Company Response:

The Company has not accounted for securities lending transactions as sales at any time during the past three years.

•	Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of the transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

Company Response:

The Company has not engaged in any other transactions during the past three years involving the transfer of financial assets with an obligation to repurchase the transferred assets that have been accounted for as sales.

•	Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff – the general principle for offsetting – does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.

Company Response:

The Company has not at any time during the past three years offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist.

Staff Comment:

Finally, if you accounted for your repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management’s Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach the conclusion. We refer you to paragraphs (a)(1) and (a)(4) of Item 3030 of Regulation S-K.

Company Response:

The Company has not accounted for any repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets as sales with an obligation to repurchase the transferred assets at any time during the past three years.

* * * * * *

In connection with our response to the staff’s comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to respond to any further questions you or your staff may have. You may call me at 860-547-4135.

Sincerely,

/s/ Beth A. Bombara

Beth A. Bombara
Senior Vice President and Controller

cc:	Christopher J. Swift, Executive Vice President and Chief Financial Officer Lizabeth H. Zlatkus, Executive Vice President and Chief Risk Officer